Exhibit 99.5

Glass House Brands Reports First Quarter 2021 Financial Results

--Net Revenue Increased 136% Year over Year

--Generates Sustained Positive Adjusted EBITDA

--Poised for Further Growth Through Planned Cultivation And Retail Dispensary Acquisitions

LONG BEACH, CA and TORONTO, July 9, 2021 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U), one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S. as a final filing requirement to the merger transaction completed June 29, 2021 today reported financial results of GH Group, Inc. for its first quarter ending March 31, 2021.

First Quarter 2021 Financial Highlights

(Unless otherwise stated, all results are in U.S. dollars)

●	Net Sales increased 136% to $15.2 million compared to $6.4 million in Q1 2020

●	Adjusted EBITDA increased $3.3 million to $0.6 million compared to $(2.7) million in Q1 2020

Management Commentary

"Our Q1 results reflect the underlying strength of our core business as we executed on the opportunity ahead of us in the California market, scaling our cultivation activities and improving the breadth and depth of our product portfolio and retail store network while continuing to generate sustained positive adjusted EBITDA," said Kyle Kazan, Glass House Chairman and CEO. "I am incredibly proud of the performance we have achieved and want to thank our entire team for their dedication and support. Looking ahead, I am excited to complete our pending greenhouse acquisition, which we anticipate to close in Q3 with sufficient cash on hand to do so, and retail dispensary acquisitions, which will fuel the rapid growth of our business as we move into 2022. We remain committed to innovating and leading the California market by providing high-quality, sustainably grown, craft cannabis to meet the growing consumer demand. With our expansive cultivation footprint, robust network of planned retail stores, and our experienced management team, we have created a strong platform to drive robust revenue growth coupled with profitability and long-term shareholder value.”

Derrek Higgins, Chief Financial Officer, added, "Through our recently completed go-public transaction, we significantly de-leveraged our balance sheet and eliminated over $37 million in debt. This has provided us with the flexibility to evaluate and continue conversations with a variety of attractive funding opportunities to fuel our strategic growth initiatives.”

Subsequent Events

●	Completed de-SPAC transaction with Mercer Park Brand Acquisition Corp., creating the largest cannabis brand-building platform in California

●	Commenced trading on the NEO Exchange under the ticker symbols "GLAS.A.U" and "GLAS.WT.U"

●	Forbidden Flowers, Bella Thorne’s cannabis lifestyle brand which includes a line of thoughtfully curated cannabis products in collaboration with Glass House Group, signed an exclusive distribution partnership with HERBL

●	Commenced installation of state-of-the-art, sustainable DYNAGLAS® roof panel system at Padaro cultivation facility

●	Awarded two additional Santa Barbara retail licenses increasing retail dispensary footprint to six stores

Q1 2020 Financial Summary

	Q1 2021	Q1 2020
Net Revenue	$15,240,281	$6,449,327
YoY increase	136%

Gross profit (loss)	5,441,996	1,463,484
% of Net Sales	36%	23%

Operating Expenses:
Sales and Marketing	488,535	354,425
General & Administrative Expense	5,835,731	4,107,858
Total operating expenses	10,401,471	5,638,734

Loss from operations	(4,959,475)	(4,175,250)
Net loss	(13,153,793)	(5,140,654)

Adjusted EBITDA[1]	567,954	(2,734,248)

Revenue for the three months ended March 31, 2021 (“Q1 2021”) was $15.2 million, representing an increase of $8.8 million or 136% from $6.4 million for the three months ended March 31, 2020 (“Q1 2020”). The increase was primarily due to additional cannabis production from the Company’s second greenhouse cultivation facility, which commenced operations in Q1 2020. The expansion of the cultivation facility was increased from 113,000 square feet during 2020 to over 390,000 square feet by the end of 2020. In Q1 2021 the Company’s wholesale and wholesale CPG revenue increased by $7.2 million or 230% compared to Q1 2020. The Company’s cannabis retail dispensaries also contributed consistent revenue growth, increasing $1.6 million, or 49% in Q1 2021 compared to Q1 2020.

Cost of goods sold in Q1 2021 was $9.7 million, an increase of $4.8 million, or 97%, compared with $4.9 million in Q1 2020. Q1 2021 gross profit was $5.4 million, representing a gross margin of 36%, compared with a gross profit of $1.4 million, representing a gross margin of 23% in Q1 2020. Gross margin expansion in Q1 2021 was driven by the Company’s continual improvement and efficiencies related to its cultivation facilities during the year ended 2020 through March 31, 2021.

Total operating expenses in Q1 2021 were $10.4 million, an increase of $4.7 million, or 84%, compared to total expenses of $5.6 million in Q1 2020. General and administrative expenses Q1 2021 and Q1 2020 were $5.8 million and $4.1 million, respectively, an increase of $1.7 million, or 42%. The increase in general and administrative expenses is primarily attributed to the Company’s initiatives of operational expansion and used to support corporate, cultivation, and retail operations. Sales and marketing expenses in Q1 2021 and Q1 2020 were $0.5 million and $0.4 million, respectively, an increase of $0.1 million, or 38%. The increase in sales and marketing expenses is primarily attributed to the increase in the Company’s efforts related to digital media and marketing research expenses.

Q1 2021 adjusted EBITDA, a non-GAAP measure that excludes depreciation and amortization, interest expense, income taxes, share-based compensation, (income) loss on equity method investments, (gain) loss on change in fair value of derivative liabilities, acquisition-related professional fees, and loss on disposition of subsidiary was $0.6 million compared to a $2.7 million loss in Q1, 2020. The $3.3 million increase in adjusted EBITDA is due to higher gross profit partially offset by higher operating expenses.

Cash and cash equivalents, were $11.6 million as of March 31, 2021, compared to $3.6 million as of March 31, 2020. Subsequent to the quarter-end, the Company completed a Preferred Stock offering exchanging both principal and interest accrued to participating investors and issued both Company Preferred Stock and warrants. The completion of the Preferred Stock offering triggered the conversion of all of the Company’s outstanding Convertible Promissory Notes, resulting in over $37.6 million of notes payable being converted to equity.

Financial results and analyses are available on the Company’s investor relations website (https://ir.glasshousegroup.com/) and SEDAR (www.sedar.com).

About Glass House

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan and Graham Farrar instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements.

Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking information. For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Media Contact

MATTIO Communications
glasshouse@mattio.com

Investor Relations Contact:

MATTIO Communications

T: (416) 992-4539

Email: ir@mattio.com